Exhibit 99.59

RECEIPT

mCloud Technologies Corp.

This receipt evidences that the Nunavut has issued a receipt for the Short Form Base Shelf Prospectus of the above Issuer dated April 28, 2020.

April 28, 2020

Luxi Chen

Luxi Chen, CPA, CA Senior Securities Analyst Corporate Finance

SEDAR Project Number 2987423